SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549

                                   SCHEDULE 13D

                     Under the Securities Exchange Act of 1934


                               National Gaming Corp.
                                 (Name of Issuer)


                      Common Stock, par value $0.01 per share
                          (Title of Class of Securities)


                                     636192106
                                  (CUSIP Number)


                                  Daniel R. Tisch
                               Mentor Partners, L.P.
                                  499 Park Avenue
                             New York, New York 10022
                                  (212) 935-7640
                   (Name, address and telephone number of person
                 authorized to receive notices and communications)


                                  March 22, 1995
              (Date of event which requires filing of this statement)



             If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

             Check the following box if a fee is being paid with the statement /X/. (A fee is not required only if the report-ing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)



                                 (Page 1 of 10)
                                     PAGE

         CUSIP No. 636192106        13D             Page 2 of 10 Pages

          (1)  Names of Reporting Persons
               S.S. or I.R.S. Identification Nos. of Above Persons

                Mentor Partners, L.P.        06-126-0469

          (2)  Check the Appropriate Row if a Member of a Group
                                                               (a)
                                                               (b)  X

          (3)  SEC Use Only

          (4)  Sources of Funds
                 WC

          (5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)


          (6)  Citizenship or Place of Organization
                 Delaware

                              (7)  Sole Voting Power
                                      226,000
               Number of
               Shares
               Beneficially   (8)  Shared Voting Power
               Owned by
               Each           (9)  Sole Dispositive Power
               Reporting              226,000
               Person With

                             (10)  Shared Dispositive Power

         (11)  Aggregate Amount Beneficially Owned by Each Reporting
               Person
                 226,000

         (12)  Check if the Aggregate Amount in Row (11) Excludes
               Certain Shares



         (13)  Percent of Class Represented by Amount in Row (11)
                 Approximately 4.9%

         (14)  Type of Reporting Person
                 PN




                                     PAGE

         Item 1.  Security and Issuer.


                   This statement relates to the Common Stock, par

         value $0.01 per share (the "Shares"), of National Gaming

         Corp., a Delaware corporation (the "Company").  The Company's principal executive offices are located at 339 Jefferson

         Road, Parsippany, New Jersey  07054.



         Item 2.  Identity and Background.


                   This statement is filed on behalf of Mentor Part-

         ners, L.P., a Delaware limited partnership (the "Partner-

         ship").  The general partner of the Partnership is WTG & Co.,

         L.P., a Delaware limited partnership (the "General Partner")

         and the general partner of the General Partner is D. Tisch &

         Co., Inc., a Delaware corporation ("D. Tisch & Co."), all of the common stock of which is owned by Daniel R. Tisch (col-

         lectively with D. Tisch & Co. and the General Partner, the

         "Control Persons").


                   The address of the principal offices and principal

         business of the Partnership and each of the Control Persons is 499 Park Avenue, New York, New York 10022.


                   The Partnership's principal business is investment

         in securities, primarily in connection with "merger" (or

         "risk") arbitrage and, to a lesser extent, classic arbitrage,

         including convertible securities arbitrage.  The principal


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                                     PAGE
         businesses of the General Partner is acting as the investment advisor with respect to certain managed accounts and serving as the general partner of the Partnership.  The sole business of D. Tisch & Co. is serving as the general partner of the

         General Partner, and other than such service, D. Tisch & Co.

         has no investment or operating history of any kind.  Daniel

         R. Tisch's principal occupation is that of President and sole

         Director of D. Tisch & Co., and he is a United States citi-

         zen.


                   Neither the Partnership nor, to its best knowledge,

         any of the Control Persons has during the last five years:

         (i) been convicted in a criminal proceeding (excluding traf-

         fic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.



         Item 3.  Source and Amount of Funds or Other Consideration.


                   The $2,424,771.60 used by the Partnership to pur-

         chase in the aggregate 255,700 Shares pursuant to the trans-

         actions set forth in Exhibit A ("Acquisitions of Shares by the Partnership During the Past Sixty Days"), which is hereby incorporated herein by reference, came from the Partnership's

                                 (Page 4 of 10)
                                     PAGE
         working capital, which may at any given time include funds borrowed in the ordinary course of its business activities from margin accounts.  All of the Shares acquired by the

         Partnership were purchased in the ordinary course of the

         Partnership's business.


                   In addition, the Partnership has sold an aggregate

         of 29,700 Shares pursuant to the transaction set forth in Ex-

         hibit A ("Disposition of Shares by the Partnership During the

         Past Sixty Days"), which is hereby incorporated herein by

         reference.



         Item 4.  Purpose of Transaction.


                   The Partnership acquired the Shares for investment

         purposes, and only in the ordinary course of business.


                   In the ordinary course of business, the Partnership

         from time to time evaluates its holdings of securities, and based on such evaluation, the Partnership may determine to acquire or dispose of securities of specific issuers.


                   Neither the Partnership nor, to its knowledge, any

         of the Control Persons has any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Schedule 13D.







                                 (Page 5 of 10)
                                     PAGE

         Item 5.  Interest in Securities of the Issuer.


                   (a)  As of the close of business on March 23, 1995,

         the Partnership beneficially owned an aggregate of 255,700

         Shares (which is approximately 5.5% of the Shares outstanding on December 31, 1995, based on the oral representation made on March 29, 1995 by Michael Wargotz, the Company's Vice-

         President of Investor Relations (the Company has not as of

         yet filed any Form 10-Qs or Form 10-Ks with the Securities and Exchange Commission)).


                        The Partnership presently beneficially owns an

         aggregate of 226,000 Shares (which is approximately 4.9% of the Shares outstanding on December 31, 1995, based on the

         oral representation made on March 29, 1995 by Michael War-

         gotz, the Company's Vice-President of Investor Relations).


                        Except as set forth herein, neither the

         Partnership nor, to its best knowledge, any Control Person beneficially owns any Shares.


                   (b)  The Partnership (through the Control Persons)

         has the sole power to vote, and dispose of, all the Shares presently beneficially owned by the Partnership as set forth in Item 5(a) above.


                   (c)  Except as set forth in Exhibit A, which is

         hereby incorporated herein by reference, no transactions in the Shares have been effected during the past sixty days by


                                 (Page 6 of 10)
                                     PAGE
         the Partnership or, to its best knowledge, any of the Control

         Persons.


                   (d)  Neither the Partnership nor, to its best know-

         ledge, any of the Control Persons has or knows any other

         person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by the Partnership.


                   (e)  The Partnership ceased to be the beneficial

         owner of more than five percent of the Shares on March 24,

         1995.



         Item 6. Contracts, Arrangements, Understandings or Rela-tionship with Respect to Securities of the Issuer.


                   Except as referred to or described above, there are

         no contracts, arrangements, understandings or relationships

         (legal or otherwise) among the persons named in Item 2 or

         between any of such persons and any other person with respect to any securities of the Company.



         Item 7.   Material to be Files as Exhibits.


              Exhibit A --   Acquisitions of Shares by the Partnership
                             During the Past Sixty Days and Disposi-
                             tion of Shares by the Partnership During the Past Sixty Days.







                                 (Page 7 of 10)
                                     PAGE

                                   SIGNATURE

                   After reasonable inquiry and to the best of my kno-

         wledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            March 31, 1995
                                                   (Date)

                                            /s/ Daniel R. Tisch
                                                 (Signature)

                                            Daniel R. Tisch
                                            Authorized Signatory
                                            MENTOR PARTNERS, L.P.
                                                (Name/Title)



































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                                     PAGE

                                 EXHIBIT INDEX



         Exhibit A -- Acquisitions of Shares by the Partnership During
                      the Past Sixty Days and Disposition of Shares by the Partnership During the Past Sixty Days.













































                                 (Page 9 of 10)